UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Calling Shareholders’ Meeting

1. Type of Shareholders’ Meeting		Extraordinary General Meeting of Shareholders

2. Date and Time of Meeting		2022-01-28	09 : 00

3. Place of Meeting		Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Republic of Korea

4. Agenda and Key Issues		- Reporting Agenda : Audit reporting - Deliberation Agenda : Approval of vertical spin-off Plan

5. Date of Board Resolution (Decision Date)		2021-12-10

- Attendance of Outside Directors	Present(No.)	7
	Absent(No.)	0

- Attendance of Auditors(members of Audit Committee)		—

6. Other references useful for making investment decisions

-   Record date for this Extraordinary Shareholder Meeting is 2021-12-27.

-   Detailed Information is disclosed on “Decision on Vertical Spin-off”, 2021-12-10.

-   The company will use electronic voting system for this Extraordinary Shareholder Meeting under the Article 368-4 of the Korean Commercial Act and Korea Securities Depository will be in charge of managing this voting system.

-   Members of Audit Committee are composed entirely of outside director.

-   In the event of COVID-19 related quarantine guidelines or unavoidable circumstances, the authority to change the date, time, location, etc. has been delegated to the Representative Director.

Title and date of other disclosure related to this one	Decision on Vertical Spin-off, 2021-12-10 Decision on Closure of Shareholders Registry or Fixing Record Date, 2021-12-10

[Detailed Information on Alteration of Business Purpose]

1. Addition of Business Purpose	—

2. Deletion of Business Purpose	—

	Before	After	Purpose of Alteration

3. Alteration of Business Purpose

1. To manufacture, market, promote, sell and distribute iron, steel and rolled products;

2. To engage in harbor loading and unloading, transportation and warehousing businesses;

3. To engage in the management of professional athletic organizations;

4. To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

5. To engage in leasing of real estate and distribution businesses;

6. To engage in the supply of district heating business;

7. To engage in marine transportation, processing and sales of minerals within or outside of Korea;

8. To engage in educational service and other services related to business;

9. To engage in manufacture, process and sale of non-ferrous metal;

10. To engage in technology license sales and engineering business; and

11. To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

1. To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);

2. To engage in the management and licensing of intellectual property rights including brands and trademarks;

3. To engage in the investment related to start-up assistance and new technology;

4. To engage in market research, management advisory and consulting services;

Following Alteration of Business Plan after vertical spin-off

5. To engage in technology research and commissioned services;

6. To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

7. To engage in the supply of gas such as hydrogen and resources development business;

8. To engage in leasing of real estate and distribution businesses; and

9. To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO

(Registrant)

Date: December 13, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office